FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Integra Resources Corp. ("Integra" or the "Company")

1050 - 400 Burrard Street

Vancouver, British Columbia

Canada V6C 3A6

Item 2 Date of Material Change

September 13, 2021

Item 3 News Release

Integra disseminated a new release in respect of the material change referred to in this report on September 13, 2021. The news release was subsequently filed on the Company's SEDAR profile.

Item 4 Summary of Material Change

On September 13, 2021, Integra announced that it had entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. (the "Underwriters"), pursuant to which the Underwriters agreed to purchase, on a bought-deal basis, 5,900,000 common shares of the Company (the "Common Shares") at a price of US$2.55 per Common Share (the "Issue Price"), for total gross proceeds of US$15,045,000 (the "Offering"). The Company also granted to the Underwriters an over-allotment option (the "Over-Allotment Option") to purchase up to 885,000 additional Common Shares at the Issue Price. The Over-Allotment Option was exercisable in whole or in part at any time for a period ending 30 days following the closing. The Offering, including exercise in full of the Over-Allotment Option resulting in total gross proceeds of US$17,301,750, closed on September 17, 2021.

Item 5 Full Description of Material Change

On September 13, 2021, Integra announced that it had entered into an agreement with a syndicate of Underwriters led by Raymond James Ltd., pursuant to which the Underwriters agreed to purchase, on a bought-deal basis, 5,900,000 Common Shares of the Company at the Issue Price, for total gross proceeds of US$15,045,000.

The Company also granted to the Underwriters the Over-Allotment Option to purchase up to 885,000 additional Common Shares at the Issue Price. The Over-Allotment Option was exercisable in whole or in part at any time for a period ending 30 days following the closing.

In connection with the Offering, the Company filed a preliminary prospectus supplement on September 13, 2021 (the "Preliminary Supplement") to its short form base shelf prospectus dated August 21, 2020 (the "Base Shelf Prospectus") and a final prospectus supplement (the "Final Supplement" and, together with the Preliminary Supplement, the "Supplements") to its Base Shelf Prospectus on September 14, 2021 with the securities regulatory authorities in each of the provinces and territories of Canada, except Quebec. The Supplements were also filed with the U.S. Securities and Exchange Commission as part of the Company's Registration Statement on Form F-10 (File No. 333-242483) in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Company intends to use the net proceeds to fund exploration and development expenditures at the DeLamar Project and for working capital and general corporate purposes, as further detailed in the Supplements.

The Offering, including exercise in full of the Over-Allotment Option resulting in total gross proceeds of US$17,301,750, closed on September 17, 2021.

The Underwriters received a cash commission equal to 5.5% of the gross proceeds of the Offering (other than from the issue and sale of the Common Shares to Coeur Mining, Inc., for which a 2.75% cash commission was paid).

Coeur Mining, Inc., which held approximately 6% of the issued and outstanding Common Shares prior to the Offering, exercised its participation right and has maintained its ownership of approximately 6% through the purchase of a total of 423,213 Common Shares in the Offering.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Andrée St-Germain, Chief Financial Officer
Telephone (778) 873-8190

Item 9 Date of Report

September 17, 2021

Forward looking and other cautionary statements

This material change report contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this material change report. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this material change report, forward-looking statements relate, among other things, to: the use of the net proceeds from the Offering; anticipated advancement of mineral properties or programs; future operations; future growth potential of Integra; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the impact of COVID-19 on the timing of exploration and development work; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Such factors are described in detail in the Supplements and the documents incorporated by reference in the Supplements.

Forward-looking statements contained herein are made as of the date of this material change report and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.